UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __N/A____)*

Jensyn Acquisition Corp.

(Name of Issuer)

Units

(Title of Class of Securities)

47632B201

(CUSIP Number)

March 3, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47632B201

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Boothbay Absolute Return Strategies LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		465,000
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		465,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%
12.	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No. 47632B201

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Boothbay Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		465,000
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		465,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%
12.	TYPE OF REPORTING PERSON (see instructions)

IA, OO

CUSIP No. 47632B201

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Glass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		465,000
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8.	SHARED DISPOSITIVE POWER

		465,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%
12.	TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

(a)	Name of Issuer Jensyn Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 800 West Main Street, Suite 204 Freehold, NJ 07728

Item 2.

(a)	Name of Person Filing:[1] Boothbay Absolute Return Strategies LP Boothbay Fund Management, LLC Ari Glass

(b)	Address of the Principal Office or, if none, residence 810 7th Avenue, Suite 615 New York, NY 10019-5818

(c)	Citizenship Boothbay Absolute Return Strategies LP – Delaware Boothbay Fund Management, LLC - Delaware Ari Glass – United States

(d)	Title of Class of Securities Units

(e)	CUSIP Number 47632B201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

1 The Units (the “Units”) of Jensyn Acquisition Corp., a Delaware corporation (the “Issuer”), reported herein are held by Boothbay Absolute Return Strategies LP, a Delaware limited partnership. Boothbay Fund Management, LLC, a Delaware limited liability company, acts as investment manager of Boothbay Absolute Return Strategies LP. Ari Glass (“Glass”) is Managing Member of Boothbay Fund Management, LLC. By virtue of these relationships, Boothbay Fund Management, LLC and Glass may be deemed to have shared voting and dispositive power with respect to the Units owned directly by Boothbay Absolute Return Strategies LP.

This report shall not be deemed an admission that Boothbay Absolute Return Strategies LP, Boothbay Fund Management, LLC or Glass is the beneficial owner of the Units for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The Reporting Persons herein disclaim beneficial ownership of the Units except to the extent of their pecuniary interest therein.

Each Unit consists of one share of common stock of the Issuer, one right to receive one-tenth (1/10) of a share of common stock of the Issuer automatically on the consummation of an initial business combination and one warrant. Each warrant entitles the holder thereof to purchase one-half of one share of common stock of the Issuer. The warrants will become exercisable on the later of 30 days after the Issuer’s completion of an initial business combination and 12 months from the closing of the offering made pursuant to the Issuer’s prospectus that was filed with the SEC on March 4, 2016.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Boothbay Absolute Return Strategies LP – 465,000 Boothbay Fund Management, LLC – 465,000 Ari Glass – 465,000

(b)	Percent of class: [2] Boothbay Absolute Return Strategies LP – 8.9% Boothbay Fund Management, LLC – 8.9% Ari Glass – 8.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Ari Glass – 0

	(ii)	Shared power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 465,000 Boothbay Fund Management, LLC – 465,000 Ari Glass – 465,000

	(iii)	Sole power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Ari Glass – 0

	(iv)	Shared power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 465,000 Boothbay Fund Management, LLC – 465,000 Ari Glass – 465,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

2 The beneficial ownership percentages reported herein are based on the 5,169,500 Units issued and outstanding as of March 4, 2016.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2016

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Units of Jensyn Acquisition Corp., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: March 10, 2016

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually